UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2017

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-3551

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

(Full title of the Plan and address of the Plan,

if different from that of the issuer named below)

EQT CORPORATION

EQT Plaza

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

(Name of issuer of the securities held pursuant to the

Plan and the address of principal executive office)

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of

EQT Corporation Employee Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of EQT Corporation Employee Savings Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2017 and 2016, and the changes in its net assets available for benefits for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule

The accompanying supplemental schedule of assets (held at end of year) as of December 31 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1985.
Pittsburgh, Pennsylvania
June 21, 2018

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	As of December 31,
	2017	2016

Investments, at fair value:
Money market fund	$1,655,893	$2,224,367
Mutual funds	156,513,906	270,530,504
Common/collective trusts	186,595,326	15,673,242
Employer stock fund	35,734,734	37,493,935
Investments, at fair value	380,499,859	325,922,048

Notes receivable from participants	2,520,211	2,241,457

Net assets available for benefits	$383,020,070	$328,163,505

See accompanying notes to financial statements.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 31,
2017

Additions:
Investment income:
Interest and dividends	$17,208,177
Net appreciation in fair value of investments	35,078,317
Total investment income	52,286,494

Other income (Note 1)	214,158

Interest on notes receivable from participants	109,232

Contributions:
Employer	16,585,265
Participant	16,125,591
Rollovers	3,169,019
Total contributions	35,879,875

Total additions	88,489,759

Deductions:
Benefits paid to participants	33,598,190
Administrative expenses	35,004
Total deductions	33,633,194

Net increase in net assets available for benefits	54,856,565

Net assets available for benefits:
At beginning of year	328,163,505
At end of year	$383,020,070

See accompanying notes to financial statements.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

1. Description of Plan

The following description of the EQT Corporation Employee Savings Plan, as amended and restated effective January 1, 2015, including amendments through December 31, 2017, (as amended, the Plan) provides only general information.  Participants should refer to the Plan and the summary plan description for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution profit sharing and savings plan with 401(k) salary reduction and employee stock ownership plan features.  The Plan was originally adopted on September 1, 1985, by a predecessor of EQT Corporation and certain subsidiaries (Company or Companies).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the Benefits Administration Committee (BAC), a named fiduciary of the Plan which is responsible for matters other than those that are investment-related.  The BAC has discretionary power and authority to construe, interpret and administer the Plan and may adopt rules and regulations for administering the Plan.  The Benefits Investment Committee (BIC) is the named fiduciary responsible for carrying out the investment-related provisions of the Plan.

During 2017 and 2016, full-time and certain part-time employees of the Companies were eligible to participate in the Plan on their first day of employment.

During 2017, the Company acquired Rice Energy Inc. (Rice). The Plan was amended to permit employees retained in connection with the acquisition of Rice to participate.

Contributions

All participants may elect to contribute to the Plan on a pre-tax basis between 1% and 50% of eligible compensation, subject to Internal Revenue Code (IRC) limitations.  These contributions are referred to as contract contributions. Prior to 2010, the Plan also allowed after-tax contributions.

All participants who are eligible to make contract contributions under the Plan and who have attained age 50 before the close of the Plan year may elect to make additional “catch-up” contributions for the Plan year.

Each pay period participants are eligible to receive a Company matching contribution equal to $0.50 per every $1.00 of contract contributions, subject to a maximum Company matching contribution of the lesser of the amount permitted by the IRC and 3% of eligible compensation.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1. Description of Plan (Continued)

The Plan includes a “true-up” feature for all contributing participants employed by the Company on the second regular pay date during December of each Plan year.  The “true-up” feature ensures that the participant receives the maximum Company matching contribution for the Plan year, regardless of the timing of the contract contributions.  As a result, if the participant makes contract contributions that qualify for matching contributions that are not received on a per-pay period basis, the Company makes an additional matching contribution in December.

Participants also may receive a retirement contribution, which is determined on an annual basis at the discretion of the Company.  During 2017 and 2016, the amount of the retirement contribution was 6% of eligible compensation, subject to limitations imposed by the IRC.

Each participant directs the investment of contract, “catch-up” and pre-2010 after-tax contributions (together, elective contributions) under Plan provisions intended to comply with ERISA Section 404(c).  Each participant directs his or her elective contributions into various investment options offered by the Plan and may change his or her investment options on a daily basis.  If a participant refuses or fails to make an investment election, his or her elective contributions are invested in a qualified default investment alternative designated by the BIC under the Plan until the participant makes his or her investment election. Through December 27, 2017, this was the age-appropriate Fidelity Freedom K share fund, a life-cycle fund, based on the participant’s date of birth. After December 27, 2017, it was the age-appropriate Fidelity Institutional Asset Management Target Date Commingled Pool Fund Class Q (FIAM Funds), a diversified portfolio based on the participant’s date of birth.  The Company’s retirement and matching contributions are allocated among investment options in the same manner as the participant’s elective contributions are allocated.

A portion of the Plan is also an Employee Stock Ownership Plan (ESOP).  The ESOP feature operates as an account within the Plan that holds shares that participants have directed to be invested in the EQT Corporation Common Stock Fund (Employer Stock Fund).  Participants may elect to receive dividends from the ESOP in cash or by payment to their Plan accounts for reinvestment in the Employer Stock Fund.

Rollover Contributions

Participants are permitted to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1. Description of Plan (Continued)

Participant Accounts

Each participant’s account is credited with the participant’s elective and rollover contributions, the Company’s matching and retirement contributions and Plan earnings, based on investment selection, and charged with an allocation of administrative expenses not paid by the Company.  Investment-related administrative expenses are allocated to participant accounts based on investment selection and account balances.  Other administrative expenses not paid by the Company are allocated to participants on a per capita or per transaction basis.  Each participant is entitled to the benefit provided from the participant’s vested account.

Vesting

Participants are 100% vested in the value of contract, pre-2010 after-tax, rollover and “catch-up” contributions made to the Plan.

If employment of a participant is terminated from the Company for any reason other than involuntary termination without cause, retirement on or after age 65, death or total and permanent disability, the participant is entitled to receive the vested value of any Company contributions (matching and retirement).

Matching and retirement contributions vest in accordance with the following schedule:

Years of Continuous	Vested
Service Completed	Interest

Less than one year	0%
One year but less than two years	33%
Two years but less than three years	67%
Three years or more	100%

Forfeitures of the non-vested portion of participant accounts are used to reduce future Company contributions (matching and retirement).  Certain forfeitures may be restored if the participant is reemployed before accruing five consecutive break-in-service years, as defined in the Plan.  For the year ended December 31, 2017, forfeited non-vested accounts reduced Company contributions by $284,635.  At December 31, 2017 and 2016, the forfeited credit balance totaled $106 and $86, respectively.

Upon involuntary termination without cause, retirement on or after age 65, death or total and permanent disability of the participant or termination of the Plan, a participant is entitled to receive the full value of any Company contributions (matching and retirement), regardless of years of continuous service completed.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1. Description of Plan (Continued)

In the event of a change in control, as defined in the Plan, all Company contributions (matching and retirement) become 100% vested immediately.

Payments of Benefits to Participants

Upon separation from service with the Company due to death, disability, retirement or termination of employment, a participant whose vested account balance exceeds $1,000 may elect to receive a lump-sum distribution, a direct rollover or installment payments.  Installment payments can be based on a fixed dollar amount for each installment payment.  In addition, a participant may elect an installment payment based on a fixed period.  Under the fixed period calculation option, the account balance will be depleted over the fixed number of years specified, not to exceed twenty (20) years.  As soon as administratively possible after a distribution event, a participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution equal to his or her vested account balance.

In-service withdrawals are available in certain limited circumstances, as set forth in the Plan.  Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as set forth in the Plan.  Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

Notes Receivable from Participants

A participant may borrow from his or her account up to a maximum amount equal to the lesser of $50,000 or 50% of the participant’s vested eligible account balance.  Loan terms may not exceed 5 years or, for the purchase of a primary residence, 30 years.  The $50,000 limit, when applied, is reduced by the participant’s highest outstanding loan balance during the preceding 12-month period.  A participant may not apply for a second loan if a loan is outstanding.  The loans bear interest equal to 1% above the “prime rate” (as posted to the “Federal Reserve Website” on the last business day of the prior month) at the time the loan is approved.  This rate remains the same for the entire period of the loan.  Principal and interest are paid ratably through payroll deductions.  If the loan is not repaid within 30 days of termination of employment, the unpaid loan balance will automatically be treated as a distribution to the participant.

Administrative Expenses and Other Income

Administrative expenses associated with the Plan may be paid out of Plan assets.  The expenses paid out of Plan assets are included in the administrative expenses line item in the accompanying Statement of Changes in Net Assets Available for Benefits.  Investment management fees are paid by Plan participants based on participation in the various funds.  In 2017, the funds’ operating expense ratios ranged from 0.04% to 1.24% based on the funds’ prospectuses, with an assumed/actual recordkeeping offset of 0.00% to 0.35%.  Fund operating expenses are deducted from fund investment returns.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

1. Description of Plan (Continued)

In 2017, fees for recordkeeping services and other general administration activities related to operating the Plan (Plan Administration Fees) were charged at a fixed annual amount of $73 per participant, payable on a quarterly basis.  Negotiated fee offsets (revenue sharing arrangements) between the Plan’s recordkeeper and certain professionally managed funds offered by the Plan are applied to and reduce the Plan Administration Fees.  If the fee offsets for a quarter exceed the Plan Administration Fees for the quarter, a credit is applied, which may be allocated to participant accounts at the election of the plan administrator.  For the year ended December 31, 2017, the Plan received $214,158 in revenue credits, which have been recorded gross in the Other income line item in the accompanying Statement of Changes in Net Assets Available for Benefits.

Effective January 1, 2018, the fixed-fee structure was updated. The annual fee decreased to $65 from $73. In addition, a number of funds were changed at the end of 2017 to prospectively eliminate the revenue sharing to increase transparency of the fees paid by participants for administrative services.

In addition, a separate annual fee of 0.05%, payable quarterly, is assessed on the Employer Stock Fund and paid by Plan participants with a balance in an Employer Stock Fund account on the last business day of each quarter.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

Investments

The Plan’s investments are reported at fair value in the Statements of Net Assets Available for Benefits.  See Note 3 for additional information regarding the fair value of the Plan’s investments.

The Employer Stock Fund consists of EQT Corporation common stock (Company common stock).  The Plan held 627,643 and 573,292 shares of Company common stock as of December 31, 2017 and 2016, respectively.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividend income is recorded on the dividend payment date.  Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the Plan year.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when it is earned.  Related fees are recorded as administrative expenses and are expensed when incurred.  No allowance for credit losses has been recorded as of December 31, 2017 and 2016.  If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution pursuant to the terms of the Plan and applicable tax law, the notes receivable balance is reduced and a benefit payment is recorded.

3. Fair Value Measurement

The Plan has an established process for determining fair value for its financial instruments, which consist of a money market fund, mutual funds, Company common stock and common/collective trusts.  The Plan has categorized its financial instruments into a three-level fair value hierarchy, based on the priority of the inputs to the valuation technique.  The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

3. Fair Value Measurement (Continued)

Level 2 - Inputs to the valuation methodology include:

•                  quoted prices for similar assets or liabilities in active markets;

•                  quoted prices for identical or similar assets or liabilities in inactive markets;

•                  inputs other than quoted prices that are observable for the asset or liability; and

•                  inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input used is observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value measurement level of assets and liabilities within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2017 and 2016.

Company common stock: Valued at the closing price on the last trading date of the Plan year, reported on the active market on which the individual securities are traded.

Money market fund: Valued at quoted market prices in an exchange and on an active market that represents the net asset value (NAV) of shares held by the Plan at year-end.

Mutual funds: Valued at quoted market prices in an exchange and on an active market that represents the NAV of shares held by the Plan at year-end.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

3. Fair Value Measurement (Continued)

Common/Collective Funds - The units of the Fidelity Managed Income Portfolio II Fund (FMIP II Fund) and FIAM Funds are valued at fair value using the NAV as determined by the issuer based on current fair values of the underlying assets of the fund.  The Plan’s investment is based on the Plan’s proportionate ownership of the underlying investments’ fair value.  In regards to the FMIP II Fund, participant directed redemptions can be made on any business day but must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur; however, withdrawals directed by the Plan must be preceded by twelve months written notice to the Plan’s trustee.  The Plan has no unfunded commitments relating to the common/collective funds at December 31, 2017 and 2016.

The preceding methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the plan administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016:

	Assets at Fair Value
	as of December 31, 2017
	Level 1	Total

Money market fund	$1,655,893	$1,655,893
Mutual funds	156,513,906	156,513,906
Employer stock fund	35,734,734	35,734,734
Total investment assets in the fair value hierarchy	193,904,533	193,904,533
Investments measured at net asset value (a) - common collective funds	—	186,595,326

Total investment assets at fair value	$193,904,533	$380,499,859

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

3. Fair Value Measurement (Continued)

	Assets at Fair Value
	as of December 31, 2016
	Level 1	Total

Money market fund	$2,224,367	$2,224,367
Mutual funds	270,530,504	270,530,504
Employer stock fund	37,493,935	37,493,935
Total investment assets in the fair value hierarchy	310,248,806	310,248,806
Investments measured at net asset value (a) - common collective fund	—	15,673,242

Total investment assets at fair value	$310,248,806	$325,922,048

(a)              In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the IRC.  In the event of termination of the Plan, the interests of all affected participants will become fully vested.

5. Risks and Uncertainties

The Plan invests in various investment securities, including shares of Company common stock, that are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the values of participants’ account balances under the Plan and the amounts reported in the Statements of Net Assets Available for Benefits.

EQT CORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements (continued)

5. Risks and Uncertainties (Continued)

Following the end of the 2017 Plan year, the Company announced a restructuring of its midstream business operations that will result in a spin-off of those operations from the Company. It is expected that, generally, shareholders of the Company will receive a non-cash dividend of certain stock interests as part of this restructuring. If this restructuring moves forward in such manner, then Plan interests in the Employer Stock Fund will be affected in the same way as other Company shareholders. The restructuring event could result in an adjustment in the overall value of interests now held and accounted for under the Employer Stock Fund.

6. Related-Party and Party-in-Interest Transactions

Certain Plan investments are shares of a money market fund, mutual funds and common/collective trusts managed by Fidelity Management Trust Company or an affiliate thereof (Fidelity).  Fidelity is the trustee and recordkeeper of the Plan and, therefore, these transactions may qualify as party-in-interest transactions under ERISA.  Transactions with respect to notes receivable from participants and the Employer Stock Fund also qualify as party-in-interest and related-party transactions due to the relationships between the participants, on the one hand, and the Company and the Plan, on the other hand.

7. Income Tax Status

The Plan received a determination letter from the IRS dated July 25, 2016, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust was exempt from taxation.  Once qualified, the Plan is required to operate in conformity with its express terms and provisions, as set forth therein and as dictated by the IRC, in order to maintain its qualified status. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the IRC.  In this regard, a voluntary IRS filing was made toward the end of 2017 under the IRS Employee Plans Voluntary Compliance Resolution System.  This voluntary filing contains a proposed correction of certain operational failures relating to safe harbor hardship withdrawals.  When approved by the IRS, the corrections proposed in the IRS filing will avoid any risk of loss of tax-qualified status.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has determined that, as of December 31, 2017 and 2016, no uncertain tax positions existed or were expected to be taken that would require recognition of a tax liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

SUPPLEMENTARY FINANCIAL INFORMATION

EQT Corporation

Employee Savings Plan

 EIN: 25-0464690

 Plan No.: 202

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2017

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issue	Description of Investment	Cost	Value

*	Employer stock fund	EQT securities - common stock	N/A	$35,734,734
*	FIAM Target Date 2040 Commingled Pool Class Q	Common/collective trust	N/A	26,389,802
*	FIAM Target Date 2030 Commingled Pool Class Q	Common/collective trust	N/A	24,872,709
*	FIAM Target Date 2025 Commingled Pool Class Q	Common/collective trust	N/A	24,264,136
*	FIAM Target Date 2045 Commingled Pool Class Q	Common/collective trust	N/A	24,010,761
*	FIAM Target Date 2050 Commingled Pool Class Q	Common/collective trust	N/A	23,621,115
*	FIAM Target Date 2035 Commingled Pool Class Q	Common/collective trust	N/A	22,126,618
	MFS Massachusetts Investors Growth Stock R6 Fund	Mutual fund	N/A	22,044,515
	AF Washington Mutual Investors Fund R6	Mutual fund	N/A	17,405,782
*	Fidelity Contrafund Class K6	Mutual fund	N/A	15,644,347
*	Fidelity 500 Index Fund Institutional Class	Mutual fund	N/A	15,328,407
	Oppenheimer Developing Markets Fund	Mutual fund	N/A	13,604,632
*	Fidelity Managed Income Portfolio II Fund	Common/collective trust	N/A	13,291,342
*	FIAM Target Date 2020 Commingled Pool Class Q	Common/collective trust	N/A	12,446,577
*	Fidelity Diversified International Fund Class K6	Mutual fund	N/A	12,430,372
*	Fidelity Balanced Fund Class K	Mutual fund	N/A	11,182,686
	Dodge & Cox Income Fund	Mutual fund	N/A	9,464,336
	T. Rowe Price Diversified Mid Cap Growth Fund	Mutual fund	N/A	8,546,838
*	FIAM Target Date 2055 Commingled Pool Class Q	Common/collective trust	N/A	8,282,744
	American Beacon Small-Cap Value Fund R6	Mutual fund	N/A	8,060,482
*	Fidelity Total Market Index Fund Investor Class	Mutual fund	N/A	7,660,131
	American Beacon Mid-Cap Value Fund	Mutual fund	N/A	6,200,436
*	FIAM Target Date 2015 Commingled Pool Class Q	Common/collective trust	N/A	4,158,817
	T. Rowe Price QM US Small Cap Growth Equity Fund	Mutual fund	N/A	4,009,133
	Neuberger Berman High Income Bond R6 Fund	Mutual fund	N/A	3,829,899
*	Fidelity Treasury Only Money Market Fund	Money market	N/A	1,655,893
*	FIAM Target Date 2010 Commingled Pool Class Q	Common/collective trust	N/A	1,284,223
*	FIAM Target Date 2060 Commingled Pool Class Q	Common/collective trust	N/A	893,436
*	Fidelity Global ex US Index Premium Fund	Mutual fund	N/A	742,874
*	FIAM Target Date Income Commingled Pool Class Q	Common/collective trust	N/A	631,451
*	Fidelity US Bond Index Premium	Mutual fund	N/A	359,036
*	FIAM Target Date 2005 Commingled Pool Class Q	Common/collective trust	N/A	321,595
*	Notes receivable from participants	Participant loans - 4.25% to 7.75% **	N/A	2,520,211
				$383,020,070

*                 Party-in-interest to the Plan.

**          Maturities extend through year 2045.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

EQT CORPORATION
EMPLOYEE SAVINGS PLAN
(Name of Plan)

	By	/s/ David J. Smith
David J. Smith
Plan Manager, and Member, Benefits Administration
Committee

June 21, 2018

INDEX TO EXHIBIT

Exhibit No.	Description	Sequential Page No.

23	Consent of Independent Registered Public Accounting Firm	18